Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 2, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Spectrum Brands, Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, Spectrum Brands, Inc., a Delaware corporation (the “Company”), SB/RH Holdings, LLC and certain of the subsidiaries of the Company (collectively, the “Guarantors”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-4 (the “Registration Statement”), in connection with the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer to exchange (a) $520,000,000 aggregate principal amount of the Company’s 6.375% Senior Notes due 2020 and the guarantees of such securities by the Guarantors for a like principal amount of substantially similar notes and guarantees that were issued in a transaction exempt from registration under the Securities Act, and (b) $570,000,000 aggregate principal amount of the Company’s 6.625% Senior Notes due 2022 and the guarantees of such securities by the Guarantors for a like principal amount of substantially similar notes and guarantees that were issued in a transaction exempt from registration under the Securities Act.

The Company has informed us that the filing fee in the amount of $140,392 was wired to the Securities and Exchange Commission’s account at U.S. Bank.

Should you have any questions regarding the Registration Statement, please feel free to contact Robert C. Goldstein at (212) 373-3405 or rcgoldstein@paulweiss.com or the undersigned at (212) 373-3309 or rrusso@paulweiss.com.

Very truly yours,

/s/ Raphael M. Russo
Raphael M. Russo

cc:	Nathan E. Fagre, Esq.

Nathan.Fagre@Spectrumbrands.com

Spectrum Brands, Inc.